GMAC RFC

Statement to Certificateholder

Distribution Information		Deal Information	
1. Distribution Summary		Deal Name:	Residential Accredit Loans Inc, 2007-QH8
2. Factor Summary		Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information			
4. Interest Summary		Closing Date:	09/07/2007
		First Distribution Date:	09/25/2007
5. Other Income Detail		Determination Date:	11/20/2007
6. Interest Shortfalls, Compensation and Expenses		Distribution Date:	11/26/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	*(Not Applicable)*	Record Date:	
		Book-Entry:	11/21/2007
8. Collateral Summary		Definitive:	10/31/2007
9. Repurchase Information			
10. Loan Status Report (Delinquencies)			
11. Deal Delinquencies (30 Day Buckets)		Trustee:	Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications		Main Telephone:	714-247-6000
13. Losses and Recoveries		GMAC-RFC	
14. Credit Enhancement Report	*(Not Applicable)*	Bond Administrator:	Nicholas Gisler
15. Distribution Percentages		Telephone:	818-260-1628
16. Overcollateralization Summary	*(Not Applicable)*	Pool(s) :	40563
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	*(Not Applicable)*		
18. Performance Tests			
19. Lender Paid Mortgage Insurance	*(Not Applicable)*		
20. Comments			

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QH8
November 26, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	
A	74924EAA5	491,164,900.00	489,874,677.25	6.29005743	1,817,350.71	2,567,783.21	4,385,133.92	0.00	0.00	0.00	488,057,326.54
X	74924EAJ6	560,051,716.65 [1]	0.00 [1]	0.98013799	0.00	456,385.55	456,385.55	0.00	0.00	0.00	0.00 [1]
R-I	74924EAK3	50.00	0.00	6.29005743	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74924EAL1	50.00	0.00	6.29005743	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	74924EAB3	22,122,300.00	22,122,100.10	6.29005724	0.00	115,957.73	115,957.73	0.00	0.00	0.00	22,122,100.10
M-2	74924EAC1	16,521,600.00	16,521,450.71	6.29005756	0.00	86,600.73	86,600.73	0.00	0.00	0.00	16,521,450.71
M-3	74924EAD9	10,641,000.00	10,640,903.85	6.29005740	0.00	55,776.58	55,776.58	0.00	0.00	0.00	10,640,903.85
P	74924EAH0	0.00	0.00	0.00000000	0.00	57,542.00	57,542.00	0.00	0.00	0.00	0.00
B-1	74924EAE7	5,880,500.00	5,880,446.86	6.29005667	0.00	30,823.62	30,823.62	0.00	0.00	0.00	5,880,446.86
B-2	74924EAF4	6,160,600.00	6,160,544.33	6.29005652	0.00	32,291.81	32,291.81	0.00	0.00	0.00	6,160,544.33
B-3	74924EAG2	7,560,716.65	7,560,648.33	6.29005740	0.00	39,630.76	39,630.76	0.00	0.00	0.00	7,560,648.33
Deal Totals		**560,051,716.65**	**558,760,771.43**		**1,817,350.71**	**3,442,791.99**	**5,260,142.70**	**0.00**	**0.00**	**0.00**	**556,943,420.72**

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A	74924EAA5	997.37313731	3.70008262	5.22794526	8.92802788	0.00000000	0.00000000	993.67305469
X	74924EAJ6	0.00000000	0.00000000	0.81489894	0.81489894	0.00000000	0.00000000	0.00000000
R-I	74924EAK3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74924EAL1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	74924EAB3	999.99096387	0.00000000	5.24166701	5.24166701	0.00000000	0.00000000	999.99096387
M-2	74924EAC1	999.99096395	0.00000000	5.24166727	5.24166727	0.00000000	0.00000000	999.99096395
M-3	74924EAD9	999.99096420	0.00000000	5.24166714	5.24166714	0.00000000	0.00000000	999.99096420
P	74924EAH0	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
B-1	74924EAE7	999.99096335	0.00000000	5.24166652	5.24166652	0.00000000	0.00000000	999.99096335
B-2	74924EAF4	999.99096354	0.00000000	5.24166640	5.24166640	0.00000000	0.00000000	999.99096354
B-3	74924EAG2	999.99096382	0.00000000	5.24166714	5.24166714	0.00000000	0.00000000	999.99096382

Deal Factor :	99.44499841%

3. Component Level Reporting

Component	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance
X-IO	560,051,716.65 [1]	558,760,771.43 [1]	0.98013800	0.00	456,385.55	456,385.55	0.00	0.00	0.00	556,943,420.72 [1]
X-PO	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class Totals:	0.00	0.00		0.00	456,385.55	456,385.55	0.00	0.00	0.00	556,943,420.72

[1].Notional Balance

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A	10/01/2007	10/31/2007	30/360	489,874,677.25	6.29005743	2,567,783.21	0.00	0.00	0.00	0.00	2,567,783.21	0.00
X	10/01/2007	10/31/2007	30/360	0.00[1]	0.98013799	456,385.55	0.00	0.00	0.00	0.00	456,385.55	0.00
M-1	10/01/2007	10/31/2007	30/360	22,122,100.10	6.29005724	115,957.73	0.00	0.00	0.00	0.00	115,957.73	0.00
M-2	10/01/2007	10/31/2007	30/360	16,521,450.71	6.29005756	86,600.73	0.00	0.00	0.00	0.00	86,600.73	0.00
M-3	10/01/2007	10/31/2007	30/360	10,640,903.85	6.29005740	55,776.58	0.00	0.00	0.00	0.00	55,776.58	0.00
P	10/01/2007	10/31/2007	30/360	0.00	0.00000000	0.00	0.00	0.00	0.00	57,542.00	57,542.00	0.00
B-1	10/01/2007	10/31/2007	30/360	5,880,446.86	6.29005667	30,823.62	0.00	0.00	0.00	0.00	30,823.62	0.00
B-2	10/01/2007	10/31/2007	30/360	6,160,544.33	6.29005652	32,291.81	0.00	0.00	0.00	0.00	32,291.81	0.00
B-3	10/01/2007	10/31/2007	30/360	7,560,648.33	6.29005740	39,630.76	0.00	0.00	0.00	0.00	39,630.76	0.00
Deal Totals				**558,760,771.43**		**3,385,249.99**	**0.00**	**0.00**	**0.00**	**57,542.00**	**3,442,791.99**	**0.00**

5. Other Income Detail

Class	Prepayment Charges		
P	57,542.00		
Deal Totals	**57,542.00**		

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**5,884.55**	**5,884.55**	**0.00**	**0**	**0.00**	**174,382.31**	**0.00**	**89,216.10**	**0.00**	**0.00**	**0.00**

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QH8

November 26, 2007

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,454	1,444	N/A	340	9	0	0	0	1,435
	Balance/Amount	560,051,716.65	558,760,771.43	-1,446,168.05	432,192.47	2,831,326.29	N/A	0.00	0.00	556,943,420.72

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.64519543	7.64308214	356.50	356.41	7.27019543	7.26808214	7.27019543	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	6.77%	5.15%			5.15%

Net Deferred Interest: $0.00

Net WAC Cap Rate: 6.29006%
Adjusted Net WAC Rate: 7.27020%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

GMAC RFC

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,369	532,151,876.71	0	0.00	0	0.00	0	0.00	0.00	1,369	532,151,876.71
30 days	47	17,376,219.75	0	0.00	0	0.00	0	0.00	0.00	47	17,376,219.75
60 days	15	6,460,202.76	0	0.00	0	0.00	0	0.00	0.00	15	6,460,202.76
90 days	4	955,121.50	0	0.00	0	0.00	0	0.00	0.00	4	955,121.50
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**1,435**	**556,943,420.72**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**1,435**	**556,943,420.72**
Current	95.40%	95.55%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	95.40%	95.55%
30 days	3.28%	3.12%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.28%	3.12%
60 days	1.05%	1.16%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.05%	1.16%
90 days	0.28%	0.17%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.28%	0.17%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	47 3.28%	17,376,219.75 3.12%
2 Months	15 1.05%	6,460,202.76 1.16%
3 Months	4 0.28%	955,121.50 0.17%
4 Months	0 0.00%	0.00 0.00%
5 Months	0 0.00%	0.00 0.00%
6 Months	0 0.00%	0.00 0.00%
7 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
13 Months	0 0.00%	0.00 0.00%
14 Months	0 0.00%	0.00 0.00%
15 Months	0 0.00%	0.00 0.00%
16 Months	0 0.00%	0.00 0.00%
17 Months	0 0.00%	0.00 0.00%
18 Months	0 0.00%	0.00 0.00%
19 Months	0 0.00%	0.00 0.00%
20 Months	0 0.00%	0.00 0.00%
21 Months	0 0.00%	0.00 0.00%
22 Months	0 0.00%	0.00 0.00%
23 Months	0 0.00%	0.00 0.00%
24 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
25 Months	0 0.00%	0.00 0.00%
26 Months	0 0.00%	0.00 0.00%
27 Months	0 0.00%	0.00 0.00%
28 Months	0 0.00%	0.00 0.00%
29 Months	0 0.00%	0.00 0.00%
30 Months	0 0.00%	0.00 0.00%
31 Months	0 0.00%	0.00 0.00%
32 Months	0 0.00%	0.00 0.00%
33 Months	0 0.00%	0.00 0.00%
34 Months	0 0.00%	0.00 0.00%
35 Months	0 0.00%	0.00 0.00%
36 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
37 Months	0 0.00%	0.00 0.00%
38 Months	0 0.00%	0.00 0.00%
39 Months	0 0.00%	0.00 0.00%
40 Months	0 0.00%	0.00 0.00%
41 Months	0 0.00%	0.00 0.00%
42 Months	0 0.00%	0.00 0.00%
43 Months	0 0.00%	0.00 0.00%
44 Months	0 0.00%	0.00 0.00%
45 Months	0 0.00%	0.00 0.00%
46 Months	0 0.00%	0.00 0.00%
47 Months	0 0.00%	0.00 0.00%
48 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
49 Months	0 0.00%	0.00 0.00%
50 Months	0 0.00%	0.00 0.00%
51 Months	0 0.00%	0.00 0.00%
52 Months	0 0.00%	0.00 0.00%
53 Months	0 0.00%	0.00 0.00%
54 Months	0 0.00%	0.00 0.00%
55 Months	0 0.00%	0.00 0.00%
56 Months	0 0.00%	0.00 0.00%
57 Months	0 0.00%	0.00 0.00%
58 Months	0 0.00%	0.00 0.00%
59 Months	0 0.00%	0.00 0.00%
60+ Months	0 0.00%	0.00 0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Modification Type		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

GMAC RFC

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

GMAC RFC

Residential Accredit Loans Inc, 2007-QH8
November 26, 2007

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%			0.00 %
	Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_{n})]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	87.67163020%	100.00000000%

	Ending Percentage
M-1	3.95913622%
M-2	2.95680219%
M-3	1.90437561%
Class M Total:	8.82031402%
B-1	1.05240868%
B-2	1.10253701%
B-3	1.35311008%
Class B Total:	3.50805577%

Ending Percentage uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False
M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: The Determination Date for the 11/26/2007 Distribution is 11/21/2007

Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QH8
November 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	5,196,716.16
Prepayment Premium	57,542.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	5,884.55
Total Deposits	5,260,142.71

Uses of Funds	Amount
Transfer to Certificate Account	5,260,142.70
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	0.00
Derivative Payment	0.00
Total Withdrawals	5,260,142.70
Ending Balance	0.00